SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Press Release

CHANGES IN REPORTING OF OPERATING STATISTICS

Warsaw, Poland – April 30, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services, and holder of the UMTS license, today announced that it would change the method of calculating certain Key Performance Indicators (“KPIs”) starting from the announcement of results for the first quarter of 2003, due on May 14, 2003. To facilitate comparison of data with previous reporting periods, PTC is providing a restatement of historical KPIs using the new methods of calculation.

PTC has been using a set of KPI definitions specified in the early years of its operations, in an environment different from the more developed telecommunications market in which it operates today. Management of PTC is continuously looking for ways to better manage the business and for measures which better reflect the results of operations, and decided to alter the method of calculation of some of the KPIs as specified below.

1. Minutes of Use (“MOU”)

MOU statistics according to the new definition show lower values than previously reported. Changes in the calculation methodology are as follows:

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Incoming MOUs are calculated based on actual talk time. Previously they were calculated based on billing increments equivalent to those used for customer billing

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Incoming MOUs related to calls between PTC subscribers (on-net calls) have been excluded from the calculation of MOUs;

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MOUs related to calls of PTC subscribers roaming in foreign networks have been included in the calculation of the MOU statistics.

The table below shows a comparison of the MOU KPI as calculated according to the two methodologies:

	FY 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Reported
Blended	159.1	149.6	165.5	159.7	153.7	157.2	138.8	138.6	135.7	126.0	134.5
Post-paid	179.5	178.4	203.4	200.9	200.9	196.2	187.0	195.0	195.7	188.4	191.5
Pre-paid	92.0	78.4	83.4	79.6	69.8	77.3	64.2	60.6	61.4	54.6	59.8
Restated
Blended	119.7	104.7	112.8	111.2	107.3	109.1	97.6	97.4	96.4	89.7	95.1
Post-paid	138.1	128.5	143.6	144.4	144.6	140.5	137.6	142.7	144.4	138.8	140.9
Pre-paid	59.3	46.1	46.1	46.6	40.9	44.7	35.8	34.6	37.1	33.6	35.2

2. Average Revenue Per User (“ARPU”)

The method of calculation of ARPU has been modified by excluding the revenue generated from calls made by customers of foreign networks roaming on the PTC network, which was previously included in the postpaid ARPU statistics. The ARPU values for pre-paid subscribers remain unchanged.

	FY 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Reported
Blended	127.3	104.9	104.3	106.3	100.8	104.0	92.0	93.6	95.9	88.9	92.5
Post-paid	152.5	132.3	135.3	140.1	136.7	136.2	130.0	137.1	143.9	137.7	137.3
Pre-paid	44.4	37.1	37.0	40.6	37.0	38.0	33.3	33.3	36.5	33.0	34.1
Restated
Blended	123.5	102.2	101.5	103.7	98.4	101.4	90.2	91.4	93.6	87.1	90.5
Post-paid	147.6	128.6	131.3	136.0	133.0	132.3	126.9	133.4	139.7	134.5	133.7
Pre-paid	44.4	37.1	37.0	40.6	37.0	38.0	33.3	33.3	36.5	33.0	34.1

3. Cost of subscriber acquisition (“SAC”)

PTC decided to exclude almost entirely the cost of advertising and other marketing expense from the calculation of SAC. The change results in a decrease in reported SAC, which consists primarily of handset subsidies and the difference between the cost of activation (sales force commissions, cost of SIM cards and other materials) and the activation revenue.

Previously, advertising and marketing expenses specifically attributed to acquisition promotions were included in SAC. As the company’s existing subscriber base has grown and significant marketing efforts are focused on brand development for retention purposes, as well as acquisition, over time Management has found that allocating marketing spend between SAC and retention activities has become unhelpful for management purposes.

	FY 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Reported
Blended	564.0	635.1	558.9	486.1	427.4	523.5	369.4	361.5	343.1	295.7	340.4
Post-paid	778.9	937.2	837.3	791.1	703.0	821.1	741.3	738.2	799.2	669.5	736.3
Pre-paid	131.6	186.2	185.9	114.5	191.4	171.1	124.3	112.5	77.7	83.5	97.6
Restated
Blended	444.7	482.5	410.6	378.0	332.4	398.6	309.2	263.8	312.3	267.0	287.5
Post-paid	621.5	702.3	602.8	609.4	529.4	613.7	625.3	574.3	763.5	627.2	647.8
Pre-paid	88.9	155.7	153.3	96.2	163.7	143.9	100.8	58.6	49.7	62.5	66.6

All forthcoming reports on the operational performance of PTC will include KPIs calculated according to the new methodology, as set out above.

PTC management believe these new KPI definitions to be closer to those used by at least some of our competitors on the Polish market and to be closer to those used by two of our ultimate shareholders: Deutsche Telekom and Vivendi Universal, across their respective telecommunications operations.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and value-added wireless telephony services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

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For further information please contact:

Karol Depczyński
Director of Strategic Financial Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

April 30,  2002

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